December 5, 2013

To:

Securities Regulatory Authorities
B.C. Securities Commission (BCSC)
Alberta Securities Commission (ABC)
Saskatchewan Securities Commission (SSC)
Manitoba Securities Commission (MSC)
Ontario Securities Commission (OSC)
Toronto Stock Exchange (TSX)

CONSENT of QUALIFIED PERSON

I, James Richard Trimble, do hereby consent to the public filing of the technical report entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada” dated November 15, 2013 (the “Technical Report”), and to the use and inclusion of references to and extracts from the Technical Report in the news release of Alexco Resource Corp. dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” (the “News Release”).

I confirm that I have read the News Release, and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

I hereby expressly consent to the public filing of this consent.

Dated this 5th day of December, 2013.

James Richard Trimble, P.Eng., FEC